Offering Statement for CliqRex Inc.
("CliqRex," "we," "our," or the "Company")

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The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   CliqRex Inc.

   1569 Hollywood Ave

   Cincinnati, OH 45224

Eligibility

2. **The following are true for CliqRex Inc. :**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   Issuer needs to certify.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Pete Mastin

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
03/14/2016	04/30/2020	Jolokia	CEO
01/20/2022	Present	CliqRex Inc.	COO
07/01/2021	05/01/2022	Learnie	CEO

Short Bio: Pete is passionate about making Internet video better (because there is a lot to improve), as well as learning and development (L&D). He enjoys exploring new use cases for video that improve the human condition. Pete enjoys speaking at conferences such as NAB (National Association of Broadcasters), Streaming Media, The CDN/Cloud World Conference (Hong Kong), Velocity, Content Delivery Summit, Digital Hollywood and Interop (among others). He participated in projects with the Department of Artificial Intelligence at the University of Georgia developing software for evaluating logics. Interest: AI, Interactive Moving Pictures (video), AR/VR, Content Delivery Networks, Business Strategy, Media, Streaming, Knowledge Engineering, Architecture, Leadership, People, Motivation Pete has an undergraduate and masters degree from the University of Georgia. Go Dogs. Work Experience: https://www.linkedin.com/in/petemastin/

Name
Timur Akilov

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2019	Present	Pixaura Digital LLC	Co-Founder and President
03/24/2015	02/05/2020	ETI Empire Holdings LLC	Managing Partner
01/03/2019	Present	Alpha Citadel Ventures LLC	Founder and CEO
01/01/2016	Present	Broadway Realty	Associate Broker
09/01/2005	Present	TDA Business Corp	President
06/10/2019	Present	Pixaura Holdings LLC	Manager
01/20/2022	Present	CliqRex Inc.	Co-Founder and CFO,Treasurer & Secretary
01/01/2024	Present	Lexton Holdings, Inc.	Owner
02/14/2024	Present	Genesis Prosperity Holdings LLC	Partner
06/11/2024	Present	Abermoon Spirits Corp.	President

Short Bio: Timur has been working in the software and IT field since 1999, when he started as a software developer at Computer Associates, one of the leading software companies. His dedication and drive for success have earned him much trust and respect among his colleagues. After Computer Associates, Timur co-founded, led or took part in many interesting software, marketing, investment as well as real estate projects. In 1992, at the age of 15, having immigrated to the United States from the former Soviet Union, Timur started 10th grade at Forest Hills High School in New York. Without prior knowledge of the English language, by working very hard, Timur managed to significantly excel in his studies. Timur holds a B.S. degree in Computer Science from the City University of New York with a minor in Economics. At the University, he was a recipient of the prestigious United Federation of Teachers Scholarship. In 1999, he graduated with Cum Laude honors, the Dean's List Award and membership in the Golden Key National Honor Society. In addition to his love for technology, Timur also possesses a great sense of business management and finance that have helped him succeed in many of his endeavors. In 2015, he co-founded ETI Empire Holdings LLC, a holding company that took part in interesting and lucrative technology and real estate projects. In 2019, Timur founded Alpha Citadel Ventures LLC, a company that promotes innovation and helps startups with their growth strategy and planning. Most recently, he joined with James O'Loughlin to start Pixaura Digital, a very successful agency dedicated to customizing strategies for its clients. In his spare time, you can find Timur practicing martial arts and playing tennis, soccer or basketball with his children. Work Experience: https://www.linkedin.com/in/takilov/

Name
Bob Roman

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
09/10/2004	Present	FIREANT STUDIO, Inc.	Founder / CEO
04/03/2023	Present	CliqRex Inc.	Chief Technology Officer
04/06/2022	04/03/2023	CliqRex Inc.	Chief Product Officer

Short Bio: With over 20 years of experience in digital marketing, Bob has always been associated with delivering engaging experiences and technical insight across multiple industry verticals and delivering against diverse objectives. For the last 18 years as Founder & CEO of FIREANT STUDIO, Inc., he has strategized and created interactive solutions for global non-profits, organizations focused on underserved communities, higher-education, environmental impact groups and social issues from crisis support to inclusive peer mentoring. Bob possesses a strong passion and desire to create engaging, interactive, rich-media experiences that provide high value at all touch points throughout the digital lifecycle. He embraces the challenges of usability and inclusivity that exists in the increasingly device accessible data-driven world and throughout his career has focused on providing clarity from complexity. He has worked for a variety of clients ranging from Internet 2, American Express, TD Ameritrade, Aurora Economic Development Council, Rocky Mountain Institute, Expanding the Bench, Colorado Health Network to the World Wildlife Fund. His diverse experience enables him to ensure the core organizational values and goals are accurately reflected throughout all digital points of engagement within the user experience ecosystem. Work Experience: https://www.linkedin.com/in/bobroman/

Name
Dara O'Loughlin

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
07/25/2019	Present	North Hills Swim Club	Marketing Outreach
08/09/2018	Present	University of Cincinnati	Adjunct Professor
08/01/2012	12/17/2021	Independent Contractor	Yoga Teacher and Teacher Trainer
01/20/2022	Present	CliqRex Inc.	Co-founder/Chief Experience Officer

Short Bio: Dara is committed to the crafting of meaningful and transformative experiences for others. She has put her heart into developing curricula and teaching coursework in art, technology, and yoga that empowers and enhances lives through creativity and connection. In addition, she has worked together with her husband, James, on creative problem-solving adventures in the pursuit of enhancing the life of their profoundly brain-injured son. Dara was trained as both an artist and educator at Miami University, where she met James and received her BFA and BS in Art Education. Dara and James have successfully worked together professionally in several places. First, it was at a small elementary school in College Corner, OH where she taught art and James was the "tech guy." Then, they worked together at a marketing firm in Cincinnati, OH. There, she piloted an exciting new Technologist in Residence program that brought much appreciated one-on-one technology education to teachers in Cincinnati Public Schools while James was programming and designing. The successful program expanded with Dara leading other TIRs to share technology that enhanced teachers' and students' lives. It was during her position as a Technologist In Residence that her career had to shift, as she gave birth to a child who would provide James and Dara with the most challenging problem-solving opportunities of their lives. Their son, Emmett, suffered a detrimental lack of oxygen at birth, and now at age 18 is still unable to walk, sit, speak, or even use his hands - though his smile lights up every living soul. Identifying his needs and enhancing his life experiences have required enormous creative problem solving and teamwork. There is something magical about James and Dara working together, whether it's starting a business, raising their three incredible children, or converting a shuttle bus into a medically supportive recreational vehicle for their family to be able to travel with their son, solving problems is where they shine. With an artistic vision and a caring heart, Dara works harmoniously together with James to evolve big transformational ideas into real-life solutions. Work Experience: https://www.linkedin.com/in/dara-oloughlin-3623372b

Name
James O'Loughlin

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
09/01/2020	Present	Art Academy of Cincinnati	Adjunct Professor
01/01/2018	01/01/2020	University of Cincinnati	Adjunct Professor - DAAP
06/10/2019	Present	Pixaura Holdings LLC	Manager
01/20/2022	Present	CliqRex Inc.	Co-Founder and CEO
02/01/2019	Present	Pixaura Digital	Co-Founder and CEO

Short Bio: James has always been intrigued by technology and has been at the forefront of utilizing it since a young age. He started programming on Apple in the late 1970s and wrote a grade-keeping program for his high school teachers at age 14. He joined the Army in 1989 and repaired missile guidance systems. He then set up and ran multi-line bulletin board systems in the early 1990s. Also during this time, while attending Miami University, he set up the university's computer networking system for faculty and students. In the early 2000s, he worked as a developer and created a CMS (content management system) for hundreds of clients. He was promoted to Vice President and helped grow the business into a full-service digital agency. After 20 years there, he started up Pixaura as co-founder and CEO, and has grown the business to 20 employees in 3 years. For the last 5+ years, he has been honing his craft by teaching UI/UX at the University of Cincinnati and The Art Academy of Cincinnati. James was also an early adopter of cryptocurrencies and started mining Bitcoins in 2011. He thought Bitcoin was the most exciting technology he had encountered until he and his wife, Dara, created CliqRex. Outside of technology, James was the president of Team Hungry Cycling, Cincinnati's largest cycling team, for ten years. He has completed multiple 100-mile mountain bike races, triathlons, and what is deemed the most difficult gravel bike race in the country, a 200-mile race across Kansas. The challenge of completing an ultra-endurance race requires training, technology (bike), tools, nutrition, and, most importantly, the perseverance to finish in the face of what sometimes feels like an insurmountable obstacle. James has the drive to see projects, goals, and dreams to completion. Work Experience: https://www.linkedin.com/in/jamesoloughlin/

Name
Michael LeFort

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2020	Present	Learnie Inc.	Co-Founder & Head of Impact
09/24/2020	01/31/2023	Pixaura Digital LLC	Contractor
02/01/2023	Present	Pixaura Digital LLC	Executive Vice President of Strategy
01/20/2022	04/02/2023	CliqRex Inc.	Chief Marketing Officer
05/20/2023	Present	CliqRex Inc.	Chief Marketing Officer
04/03/2023	05/19/2025	CliqRex Inc.	Advisor

Short Bio: Michael is an award-winning NY-based marketer who has held titles of Founder, President, CMO and Head of Marketing for startups, agencies and brands. He's a brand developer and go-to-market expert for companies in SaaS, Edtech, technology, packaged goods, spirits, media and social impact. His two successful exits were in spirits and professional services. He currently serves as SVP, Strategy for Cincinnati-based digital marketing agency, Pixaura Digital. Known for his vibrant C-Suite pitches, Michael travels the US convening stakeholders in workshop settings on how to rebrand and grow their entities. Michael has developed and led measurable omni-channel campaigns for top brands and nonprofits resulting in sales, brand reach, customer loyalty and impact. Michael is widely regarded as innovative and having a unique ability to create strong esprit de corps among partners. At CliqRex, Michael leads brand and go-to-market strategies, as well as user base growth. Among his many clients, Michael has led client and project strategy for: Hit Entertainment (Thomas the Tank Engine, Bob the Builder, Angelina Ballerina) Emeril Lagasse, Rachael Ray Show, Nickelodeon, Special Olympics, HBO, MetLife, FitVine Wine, Barnes & Noble, Iconix Brand Group, UNICEF USA, Sesame Street and Discovery. He's an Emmy, Telly and Cine Golden Eagle award winner as well as a published author. Michael lives on the East End of Long Island with his family. LinkedIn: https://www.linkedin.com/in/michael-lefort-4555654b/

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

James O'Loughlin (Through Pixaura Holdings LLC)

Securities:	4,125,000
Class:	Class A Voting Common Stock
Voting Power:	43.2%

Timur Akilov (Through Pixaura Holdings LLC)

Securities:	3,526,875
Class:	Class A Voting Common Stock
Voting Power:	39.1%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Cliqrex is a company that aims to change the way that people communicate their preferences. Micro-Social is the future of social media and Cliqrex is at the forefront of this movement. CliqRex is an app that aims to leverage human affinity and technology to connect the fragmented digital entertainment world. We provide powerful recommendations [Rex] from your most trusted source - your inner circle - your Clique [Cliq]. You can consume all your digital entertainment with just one Click [Cliq] from the app, with your friends never more than a tiny Rex arm's length away! We even help you discover new people with whom you might Click [Cliq] based on your mutual Rex. Additionally, we are acknowledging the negative impact of social media on mental health and society at large; by creating a digital environment that nurtures positive social wellbeing for users, we aim to better the lives of all "Cliqs."

CliqRex currently has 8 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in CliqRex Inc. speculative or risky:**
   1. Pandemic Risks. We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us. The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business. If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.
   2. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult

to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

3. We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if he fails to perform in his current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

4. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

5. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

6. Dividends. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

7. Operations Risk. The Company's ability to continue operations is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing.

8. The Company has the right to extend the Offering deadline. The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the maximum offering amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time that Offering is closed, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

9. You may only receive limited disclosure. While the Company must disclose certain information, since the Company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The Company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

10. Technological Risk. We operate in an emerging market that is characterized by rapid changes in customer requirements, frequent introductions of new and enhanced products, and continuing and rapid technological advancement. Our technology may underperform the technology utilized by our competitors.

11. No governmental agency has reviewed the Company's offering and no state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of this offering.

12. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

13. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

14. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

15. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

16. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities*

regulations may apply, and each Investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

17. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

18. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

19. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

20. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

21. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the

Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

22. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

CliqRex Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,050,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   Funding: Marketing: Communication Budget; Social Media PPC, Influencers, Referrals Technology: Tech Fees + Product Development Salaries: President and Manager salaries Legal: Legal Fees Accounting: Bookkeeping and Accounting Administrative Expenses: Administrative Expenses

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$51,450
Salaries	$0	$149,783
Marketing	$9,510	$309,405
Technology & Product Development	$0	$299,710
Accounting	$0	$29,956
Administrative	$0	$109,841
Legal	$0	$99,855
Total Use of Proceeds	**$10,000**	**$1,050,000**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and CliqRex Inc. must agree that a transfer agent, which keeps records of our outstanding Class C Voting Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

    We are issuing Securities at an offering price of $0.50 per share.

14. **Do the securities offered have voting rights?**

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

    Any provision of the terms of the Securities being offered may be amended, waived or modified by written consent of the majority owner(s) of the Company. We may choose to modify the terms of the Securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
  The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Class A Voting Common Stock	10,000,000	9,300,000	Yes	Two votes per share.
Class C Voting Common Stock	2,500,000	0	No	Class C Common Stock has one vote per share. Class C Common Stock is entitled to vote on all matters on which stockholders may vote, except that Class C Common Stock has no right to vote with respect to the election or removal of the Board of Directors.
Class B Non-Voting Common Stock	2,000,000	100,000	No	

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Incentive Option Plan - Class B	The Company's 2022 Incentive Option Plan (the Plan), which is shareholder approved, permits the grant of share options and shares to its employees, advisors and subcontractors for up to 900,000 shares of the Company's Class B Non-voting Common Stock. The Company is authorized to issue the options under this Plan as either Incentive Stock Options or Non-qualified Stock Options as defined by the Internal Revenue Code. As of December 31, 2022, the Company has issued 546,000 shares under the plan with an exercise price of $0.10 per share for 300,00 options and $0.50 per share for 246,000 options. The option awards have 10-year contractual terms and vest on varying schedules. At December 31, 2022, none of these shares had vested. During 2023, the Company expanded its option pool to 1,900,000 and issued an additional 511,600 shares during the year at a $0.50 exercise price. As of December 31, 2023 738,222 shares had vested. As of December 31, 2024, the Company had outstanding options of 886,600 with a weighted average exercise price of $0.36 and a weighted average remaining life of 7.8 years. Out of the 886,600 outstanding options, the Company had exercisable options of 761,234 that had a weighted average exercise price of $0.41 and a weighted average remaining life of 7.7 years. During 2025, the Company granted 120,000 options to a contractor. Out of the 120,000, 20,000 have vested. The options have an exercise price of $0.50.	1,900,000
Incentive Option Plan - Class A	During the period January 1, 2023 through April 3, 2023, the Company granted 400,000 options of the Company's Class A Voting Common Stock with an exercise price of $0.50 per share. The options are fully vested.	400,000

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

The Company's 2022 Incentive Option Plan permits the grant of share options and shares to its employees, advisors and subcontractors for up to 1,900,000 shares of the Company's Class B Non-voting Common Stock. As of December 31, 2024, the Company had outstanding options of 886,600 with a weighted average exercise price of $0.36 and a weighted average remaining life of 7.8 years. Out of the 886,600 outstanding options, the Company had exercisable options of 761,234 that had a weighted average exercise price of $0.41 and a weighted average remaining life of 7.7 years. During 2025, the Company granted 120,000 options to a contractor. Out of the 120,000, 20,000 have vested. The options have an exercise price of $0.50. During the period January 1, 2023 through April 3, 2023, the Company granted 400,000 options of the Company's Class A Voting Common Stock with an exercise price of $0.50 per share. The options are fully vested. If any of the options are converted into stock, your shares will be diluted.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company has granted a perpetual waiver of the transfer restrictions listed in the bylaws of the Company for all Securities sold in this offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the Company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the Company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The price of the Securities was determined solely by the management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As the holder of a majority of the voting rights in the company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**
   - **additional issuances of securities,**
   - **issuer repurchases of securities,**
   - **a sale of the issuer or of assets of the issuer or**
   - **transactions with related parties?**

The issuance of additional shares of our common stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	Line of Credit - Pixaura Digital LLC
Amount Outstanding:	$96,371
Interest Rate:	5.0%
Maturity Date:	No Maturity Date
Other Material Terms:	The Company has the following line of credit agreements and balances, including accrued interest, from Pixaura Digital LLC, a related party under common ownership and management: The Company has access to a $50,000 LOC from Pixaura Digital LLC that has a 5% interest and can draw up to $10,000 per month. They also have a $30,000 LOC from Pixaura Digital LLC that has a 5% interest rate and can draw up to $5,000 per month, and a $9,500 LOC from Pixaura Digital LLC that has a 5% interest rate and can draw up to 3k per month. All of the lines of credit are due and payable on or before 12/31/2025, the total amount owed for the year ended December 31, 2024 was $96,371.

25. **What other exempt offerings has CliqRex Inc. conducted within the past three years?**

Date of Offering:	2022-03-01
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$100
Use of Proceeds:	Legal Fees.
Date of Offering:	2022-12-31
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$50,000

| Amount Sold: | $30,000 |
| Use of Proceeds: | Stock was issued as stock based compensation. No cash was received in this transaction. |

Date of Offering:	2023-12-31
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$169,851
Use of Proceeds:	Stock was issued as stock based compensation. No cash was received in this transaction.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    Yes.

    If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Pixuara Digital LLC	James O'Loughlin, CliqRex's CEO, and Alpha Citadel Ventures LLC (owned by CliqRex Inc.'s CFO, Timur Akilov) are majority members of Pixaura Digital LLC.	Loan	$96,371

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    CliqRex Inc. is a Delaware Public Benefit Corp and a micro-social tool for sharing TV shows, movies, books and podcasts (other media and products to be added in the future) that are powered through affinity, trust, and shared interests. The tool allows users to see and store recommendations from their community. Results of Operations: The Company is in its pre-revenue stage. Operating expenses for the year ended December 31, 2024 decreased by $226,788 to $70,331, as compared to $297,119 reported for the year ended December 31, 2023. Interest expense for the year ended December 31, 2024 increased by $1,644 to $6,186, as compared to $4,542 reported for the year ended December 31, 2023. Liquidity and Capital

Resources: On January 8, 2025, the Company drew down gross proceeds of $50,420 in exchange for selling 100,840 shares of common stock. The offering is still ongoing. On December 31, 2024, the Company had cash and cash equivalents of $26,272 and a negative working capital of $79,959, as compared to cash and cash equivalents of $586 and working capital of $68,316 on December 31, 2023. During 2024, the Company drew down net proceeds of $53,629 in exchange for selling 107,258 shares of Class C Common Stock through the same Reg CF offering as mentioned above. During 2023, the Company drew down net proceeds of $27,338 in exchange for selling 63,591 shares of Class C Common Stock through the same Reg CF offering as mentioned above. During 2022, the Company drew down proceeds of $87,346 in exchange for selling 174,694 shares of Class C Common Stock through the same Reg CF offering as mentioned above. The Company has the following line of credit agreements and balances, including accrued interest, from Pixaura Digital LLC, a related party under common ownership and management: The Company has access to a $50,000 LOC from Pixaura Digital LLC that has a 5% interest and can draw up to $10,000 per month. They also have a $30,000 LOC from Pixaura Digital LLC that has a 5% interest rate and can draw up to $5,000 per month, and a $9,500 LOC from Pixaura Digital LLC that has a 5% interest rate and can draw up to 3k per month. All of the lines of credit are due and payable on or before 12/31/2025, the total amount owed for the year ended December 31, 2024 was $96,371.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

See attachments:

    CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
        1. **at the time of the filing of this offering statement bars the person from:**
            1. **association with an entity regulated by such commission, authority, agency or officer?**
            2. **engaging in the business of securities, insurance or banking?**
            3. **engaging in savings association or credit union activities?**

        2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

    4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
        1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
        2. **places limitations on the activities, functions or operations of such person?**
        3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

        If Yes to any of the above, explain:

    5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

CliqRex Inc. needs to certify.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

The following is a transcript of the first video shown on this Company's Offering: You're finally done running around and figuring things out for the day and at last it's time to relax and watch a show. You sit down on your couch, turn on your tv and then end up feeling overwhelmed by all the choices. You don't know what's good or what network to look on, don't remember what show your friend told you about and are saddled with having to figure out what to watch when you just want to relax. It's no wonder that what to watch was the number one google search question in 2021 but we've got you – we made a way that you can connect directly with what your friends are loving. We made a special app where you can see how your friends' read shows and read what they thought about them. You can save what you watch, see what network the shows are on, share your own favorites, and keep it all organized in one place. If you're like us you'll find it's much more rewarding when you trust the recommendations of a friend than when you're left guessing from a list of suggestions made by a computer. You'll be able to share in your excitement and discover whose taste you align with the most. We've found CliqRex to be a place to come back to again and again to get more recommendations or rex from your friends or click, and CliqRex is not just for recommendations of shows but also movies and podcasts to start. CliqRex has the potential for expansion into books music and much more remember when amazon was just for books? Yeah, like that Join us in bringing people-powered recommendations to the world by investing early public shares are now available on Netcapital The following is a transcript of the third video shown on this Company's Offering: Hi, I'm here to share a new app called CliqRex. Have you ever been overwhelmed by the chaos of what to watch or listen to? Cliqrex helps you navigate the confusion by showing you what your trusted friends recommend, instead of what a bot decides. I have a track record of predicting tech trends and creating solutions to monetize them. 20 years ago, my websites were at the top of Google search results — and I built a business around SEO. Over a decade ago I was mining bitcoins, and now, I'm excited to share our patent pending technology with the world. I am ready for any challenge; like finishing a 200-mile bike race or working hard to enhance the life of my special needs son. My perseverance yields success… Thanks for listening. I hope you invest in CliqRex and our talented team.

The following documents are being submitted as part of this offering:

Governance:
    Certificate of Incorporation: certificateofincorporation.pdf
    Corporate Bylaws: corporatebylaws.pdf
Opportunity:
    Offering Page JPG: offeringpage.jpg
Financials:
    Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: https://cliqrex.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

- the issuer liquidates or dissolves its business in accordance with state law.